EXHIBIT 11

                       GENERAL MILLS, INC.
         STATEMENT OF DETERMINATION OF COMMON SHARES AND
                    COMMON SHARE EQUIVALENTS
                          (in millions)


                                                Weighted average number of
                                              common shares and common share
                                             equivalents assumed outstanding
                                               For the Fiscal Years Ended
                                       May 29, 1994    May 30, 1993    May 31, 1992

Weighted average number of common
 shares outstanding, excluding
 common stock held in treasury (a)        159.1           163.1           165.7

Common share equivalents resulting
 from the assumed exercise of certain
 stock options (b)                          2.4 *           3.3 *           3.3 *

Total common shares and common share
 equivalents                              161.5           166.4           169.0

Notes:
(a) Beginning balance of common stock is adjusted for changes in the number of shares outstanding, weighted monthly by the elapsed portion of the period during which the shares were outstanding.
(b) Common share equivalents are computed by the "treasury stock" method. Share amounts represent the dilutive effect of outstanding stock options which have an option price below the average market price for the period concerned.
* Common share equivalents are not material. As a result, earnings per share have been computed using the weighted average of common shares outstanding of 159.1 million, 163.1 million and 165.7 million for fiscal 1994, 1993 and 1992, respectively.